[Ropes & Gray LLP Letterhead]

December 14, 2007

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kohlberg Capital Corporation

Ladies and Gentlemen:

Enclosed for filing on behalf of Kohlberg Capital Corporation (the “Company”) pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 please find a copy of (i) the Company’s single insured bond for the period from November 22, 2007 to November 22, 2008, (ii) the resolution of a majority of the board of directors of the Company who are not “interested persons” approving the amount, type, form and coverage of the single insured bond, and (iii) a statement as to the period for which premiums have been paid.

Please call me at (617) 951-7867 if you have any questions.

Sincerely,

/s/ Jeffrey A. Christoforetti

Enclosure